Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

PfizerWorld: All Colleague Message

Reminder: Key Deadlines Approaching for Exchange Offer

11 Jun 2013

On May 22, 2013, holders of Pfizer common stock were given the opportunity to participate in an exchange offer, in which they can elect to exchange their shares of Pfizer common stock for shares of Zoetis common stock owned by Pfizer (the “exchange offer”).

Colleagues who decide to participate in the exchange offer should note the key election and withdrawal deadlines below for individuals holding Pfizer common stock.

Key Deadlines for Common Shareholders

Deadline for Submission or Change of

Election

June 19, 2013, timing varies by institution that holds the Pfizer common stock

Deadline for Election Withdrawals

June 19, 2013, timing varies by institution that holds the Pfizer common stock

Pfizer and Zoetis colleagues in the U.S. and Puerto Rico holding Pfizer common stock through tax-qualified eligible Pfizer savings plans have different election and withdrawal deadlines under the exchange offer and can learn more here.

Colleagues who hold Pfizer common stock outside of the eligible Pfizer savings plans can contact Georgeson Inc. (the information agent for the exchange offer) directly at 1-866-628-6024 (toll-free in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., Eastern Time.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes a prospectus, dated May 22, 2013, as amended (the “Prospectus”). The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of

Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, by calling the SEC at 1-800-SEC-0330 and online at www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus and other information about the exchange offer on www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).